THE SOURCE | FCI
FINANCIAL COUNSELORS INC.
Founded 1966

Letter Agreement

May 24, 2010

To: Unified Series Trust
2960 North Meridian Street , Suite 300
Indianapolis, Indiana 46208

Dear Sirs and Madam:

You have engaged us to act as the sole investment advisor to the FCI Bond Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees on June 13, 2005 (the "Agreement").

Effective February 1, 2011, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-1 fees; any indirect expenses, such as expenses incurred by other investment companies in which the Fund invest; and extraordinary litigation expenses; at 0.80% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of January 31, 2012, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

Financial Counselors, Inc.

By: Amy L. Schaff
Name: Amy L. Schaff
Title: Vice President & Chief Compliance Officer

<u>Acceptance</u>
The foregoing Agreement is hereby accepted.

Unified Series Trust

By: Melissa K. Gallagher
Melissa K. Gallagher, President

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